ANDREW I. TELSEY, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

April 9, 2010

VIA:	EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Damon Colbert, Esq.

RE:	Monarch Investment Properties, Inc.;
Your Letter Dated March 24, 2010;
Form 10-K for the fiscal year ended June 30, 2009
Filed August 17, 2009
SEC File No. 000-52754

Dear Mr. Colbert:

In response to your letter, above referenced, below please find the responses of the above referenced issuer (the “Company” or the “Registrant”). Each response coincides with the numbered comment in your letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Item 9A.Controls and Procedures

Comment No. 1

The Company’s 10-K/A2 contains disclosure that identifies the framework used by management of the Company to evaluate the effectiveness of the Company’s internal controls over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Securities and Exchange Commission

April 9, 2010

Item 11. Executive Compensation

Comments No. 2

As we discussed, we do not believe that the payment of the management fee of $500 per month to Strategic should be deemed indirect compensation to Mr. Miller. This $500 fee is intended to reimburse Strategic for costs and expenses incurred by the Company. However, the Summary Compensation Table has been revised in the Form 10-K/A2 to reflect this payment.

Item 13. Certain Relationships and Related Transactions and Directors Independence   Comment No. 3

The Company’s Form 10-K/A2 contains additional disclosure as required by Items 404 and 407(a) of Regulation S-K.

Signatures

Comment No. 4

The signature page to the Form 10-K/A2 has been revised to indicate that Mr. Bloom has signed in the capacities of both Principal Accounting Officer and Principal Financial Officer.

Thank you for your cooperation. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/Andrew I. Telsey

Andrew I. Telsey